EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges
PepsiCo, Inc. and Subsidiaries
(in millions except ratio amounts, unaudited)

	24 Weeks Ended
	6/15/13	6/16/12
Earnings:
Income before income taxes	$4,150	$3,716
Unconsolidated affiliates’ interests, net	(44)	(1)
Amortization of capitalized interest	2	1
Interest expense (a)	422	407
Interest portion of rent expense (b)	95	96
Earnings available for fixed charges	$4,625	$4,219

Fixed Charges:
Interest expense (a)	$422	$407
Capitalized interest	2	2
Interest portion of rent expense (b)	95	96
Total fixed charges	$519	$505

Ratio of Earnings to Fixed Charges (c)	8.91	8.36
(a)   Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes.
(b)   One-third of net rent expense is the portion deemed representative of the interest factor.
(c)   Based on unrounded amounts.